Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 8, 2020

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust

File Nos. 333-180871 and 811-22700

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 158 (“PEA No. 158”), Post-Effective Amendment No. 169 (“PEA No. 169”), and Post-Effective Amendment No. 170 (“PEA No. 170”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 158 was filed on February 3, 2020 for the purpose of registering shares of the Cabana Target Drawdown 5 ETF, Cabana Target Drawdown 7 ETF, Cabana Target Drawdown 10 ETF, Cabana Target Drawdown 13 ETF, and Cabana Target Drawdown 16 ETF (the “Funds”). PEA No. 169 was filed on April 20, 2020 for the purpose of adding related performance and revising the investment objective of the Cabana Target Drawdown 5 ETF. PEA No. 170 was filed on June 3, 2020 for the purpose of adding related performance specific to the Cabana Target Drawdown 5 strategy and responding to the staff’s comments regarding PEA No. 158 and PEA No. 169.

For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 158, PEA No. 169, and PEA No. 170.

PEA No. 158

1.	Comment. Please explain why you believe the names of the Funds are not misleading given that there is no guarantee with respect to the drawdown percentages. In your explanation please include how the Funds would have been expected to perform over the last month.

Response. Registrant represents that the term “target” in each Fund’s name serves as a qualification to the term “drawdown.” The qualification provided by the term “target” makes clear to investors that the drawdown percentage is not guaranteed, but is a target the Funds’ sub-adviser seeks to maintain in selecting investments for the Funds. The qualification in the name of each Fund serves to limit the possibility of investor misunderstanding about the potential for loss associated with an investment in a Fund. The principal investment strategy disclosure for each Fund clearly explains the use of the term “target” and further ensures that investors understand the nature of their investment in a Fund.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 8, 2020

The related performance included in PEA No. 170 shows the year to date performance through April 30, 2020 of the investment sub-adviser’s strategies shared with the Cabana Target Drawdown 5 ETF, Cabana Target Drawdown 7 ETF, Cabana Target Drawdown 10 ETF, Cabana Target Drawdown 13 ETF, and Cabana Target Drawdown 16 ETF. According to the sub-adviser, such performance remained within or near the respective target drawdown parameter despite the recent market volatility except with respect to the Cabana Target Drawdown 5 strategy, which was modified on March 20, 2020 to react more quickly to changing market conditions. The investment sub-adviser represents that, because it operates in the same manner as the other Funds, the Cabana Target Drawdown 5 ETF also would have performed within its target drawdown parameter during the period.

2.	Comment. Please supplementally disclose the Funds’ ticker symbols.

Response. The Funds’ ticker symbols are as follows:

Cabana Target Drawdown 5 ETF (TDSA)

Cabana Target Drawdown 7 ETF (TDSB)

Cabana Target Drawdown 10 ETF (TDSC)

Cabana Target Drawdown 13 ETF (TDSD)

Cabana Target Drawdown 16 ETF (TDSE)

3.	Comment. Please provide a completed fee table and expense example for each Fund at least one week before the effective date of the Funds’ registration statement.

Response. Registrant represents that the requested information will be provided under separate cover.

4.	Comment. For each Fund, please clarify the types of equities (e.g., foreign, emerging markets, etc) in which a Fund may invest and the market cap for those equities. For fixed income securities in which a Fund may invest, please disclose the maturity and quality.

Response. Registrant represents that the disclosure has been revised to clarify that the underlying funds in which the Funds invest may be invested in all types of equities and fixed income securities.

5.	Comment. In the second paragraph of the summary principal investment strategy section for each Fund, please change “non-correlated” to another term or provide data to support the use of the term.

Response. Registrant represents that the term “non-correlated” has been changed to “less correlated”.

July 8, 2020

6.	Comment. In the third paragraph of the summary principal investment strategy section for each Fund, please explain “peak to trough” in plain English. What does it mean specifically? For example, for the Cabana Target Drawdown 5 ETF, does it mean no more than a 5% drop from the Fund’s highest value (for example, if the Fund is up 10% in 2020 and adverse conditions hit during the year, does the Fund expect to keep at least 5% of the gains)?

Response. Registrant represents that disclosure has been added to each Fund’s principal investment strategy section to explain that the extent of a Fund’s drawdown during any given month is calculated as of month end and measured against the highest value the Fund most recently attained (i.e., its most recent peak).

7.	Comment. Please consider reordering the principal risks to prioritize those that are most likely to adversely affect a Fund’s net asset value, yield, and total return (see ADI 2019-08). After reordering the most material risks, the rest can be listed in alphabetical order.

Response. Registrant represents that the principal risks have been reordered to prioritize the most significant risks.

8.	Comment. Please consider whether the Funds’ disclosure, including risk disclosure, should be revised based on how significant market events from coronavirus are affecting markets generally. If the Funds believe that no additional disclosure is required, please explain why not.

Response. Registrant represents that it has added market risk disclosure regarding pandemics to the prospectus and Statement of Additional Information.

9.	Comment. Please ensure that there is corresponding strategy and risk disclosure (for example, certain funds have emerging markets risk, foreign securities risk, and small/mid cap risk, but there is no corresponding strategy disclosure).

Response. Registrant represents that the strategy and risk sections have been reviewed and revised to ensure there is corresponding disclosure.

10.	Comment. With respect to Cabana Target Drawdown 7 ETF and Cabana Target Drawdown 16 ETF, please explain what beta means in the context of beta asset classes.

Response. Registrant represents that the requested disclosure has been added.

11.	Comment. The staff notes that the risk disclosure is the same for all of the Funds. Please consider tailoring the risks to each Fund’s specific strategies (for example, Cabana Target Drawdown 7 ETF has more corporate bonds and treasuries than Cabana Target Drawdown 5 ETF, but there is not risk disclosure specific to that difference).

Response. Registrant represents that the risk disclosure has been reviewed and it was determined that the same risks apply across the Funds.

12.	Comment. Toward the end of the second paragraph of the summary principal investment strategy for all the Funds except the Cabana Target Drawdown 10 ETF and Cabana Target Drawdown 13 ETF, there is a sentence that states the types of investments on which the Fund’s asset allocation is focused. Please consider adding an equivalent sentence for the two Funds that currently do not have it.

Response. Registrant represents that the sentence has been added as requested.

July 8, 2020

13.	Comment. With respect to Cabana Target Drawdown 16 ETF, small cap equities are disclosed in the strategy as a focus, but the risk disclosure includes mid-cap and large cap risk disclosure. If applicable, please state in the strategy that the Fund may invest in any market capitalization or delete the references to mid-cap and large cap risks.

Response. Registrant represents that disclosure has been added stating that the Fund may invest in any market capitalization.

14.	Comment. Please consider disclosing additional information regarding the principal investment strategies in the Item 9 section.

Response. Registrant represents that there is not any additional information regarding the principal investment strategies to disclose.

15.	Comment. Under Fund Management on page 38, there is an incomplete fee chart. Please provide a completed fee chart in the comment response letter.

Response. Registrant represents that the Adviser is entitled to a fee from each Fund calculated daily and paid monthly at an annual rate of 0.80% of the average daily net assets of the Fund. Registrant represents that the table has been replaced with a statement to that effect.

16.	Comment. Please provide the responses to the staff’s comments at least one week before effectiveness.

Response. Registrant represents that the responses will be provided to the staff at least one week before effectiveness.

PEA No. 169

17.	Comment. With respect to the Cabana Target Drawdown 5 ETF, please explain supplementally how the strategy supports the new investment objective.

Response. According to the Fund’s investment sub-adviser, the investment objective has not fundamentally changed and the strategy continues to support the investment objective. Despite the change in phraseology, risk-managed growth has been disclosed as an objective of the Fund in both PEA No. 158 and PEA No. 169. The substantive change is that in PEA No. 169 the Fund’s investment objective no longer states that the Fund seeks to provide capital preservation; however, capital preservation is inherent in the Fund’s target drawdown parameter.

18.	Comment. Please explain supplementally why related performance is not being provided for the Cabana Target Drawdown 5 ETF.

Response. The Fund’s investment sub-adviser has determined to include related performance for the Cabana Target Drawdown 5 ETF and such performance was included in PEA No. 170.

July 8, 2020

19.	Comment. Please represent to the staff that the investment sub-adviser has the records necessary to support the calculation of related performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response. The Fund’s investment sub-adviser represents that it has the records necessary to support the calculation of related performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

20.	Comment. Please consider bolding the second and third to last sentences of the third paragraph in the related performance section of the prospectus.

Response. Registrant represents that the two sentences have been bolded as requested.

PEA No. 170

21.	Comment. Please provide each Fund’s completed fee table and expense example as soon as possible before requesting acceleration of PEA No. 170.

Response. Registrant represents that the requested information will be provided under separate cover.

22.	Comment. Please confirm that the contractual advisory fee waiver will be in effect for at least one year from the date of effectiveness of the registration statement.

Response. Registrant confirms that the contractual advisory fee waiver will be in effect for at least one year from the date of effectiveness of the registration statement.

23.	Comment. In connection with the staff’s PEA No. 158 comment relating to the term “peak to trough”, please further clarify what the term means (for example, the stage of the business or market cycle from the end of a period of growth (peak) into declining activity and contraction until it hits its ultimate cyclical bottom (trough)). This additional clarifying language can be added to the Item 9 section of the prospectus.

Response. Registrant represents that the requested disclosure has been added to the Item 9 section of the prospectus.

24.	Comment. Please add to the principal investment strategy disclosure an explanation of how long the drawdown period is (for example, a market cycle).

Response. Registrant represents that disclosure has been added to each Fund’s principal investment strategy section to explain that the length of the drawdown period varies because it is measured from the date of the most recent highest month end value until the date of the next month end value that exceeds the previous highest month end value. As such, the length of the drawdown period is directly dependent upon a Fund’s portfolio’s performance and not on the economic cycle or other external measure. The drawdown is measured from one high water mark or peak until the next high water mark or peak.

July 8, 2020

For example, if, as of January 31, 2020, the Target Drawdown 10 ETF hit a high water mark or peak value of $1,000 per share/unit, that $1,000 end of month value would become the new peak and begin a new drawdown period that would continue until a new end of month peak occurs (which must exceed $1,000 value per share/unit). Assuming that the Target Drawdown 10 ETF does not have a higher end of month peak or high water mark until November 2020 when it reaches $1,100 per share/unit, the drawdown period would be January 31, 2020 to November 30, 2020. A new period would begin on November 30, 2020 with the $1,100 value and continue until there is a new month end peak or high water mark value that exceeds $1,100 per share/unit.

25.	Comment. Please clarify to the staff the most recent peak. Also, what happens if a stock goes down three then up two?

Response. According to the Fund’s investment sub-adviser, each of the corresponding separately managed account strategy portfolios reached a new high water mark or peak at the January 2020 month end. The sub-adviser notes that drawdown is measured at the portfolio level and not based on any individual position and that each portfolio invests in shares of exchange-traded funds not single stocks. For example, for a portfolio that reaches a peak value at the January month end, then loses 3% of its value at February month end, the “trough” at that time would be 3% reflecting the loss since the January 31 peak. If the portfolio then gains 2% in value as measured at the end of March, the drawdown period would continue to extend from the January 31 peak. However, if the portfolio gained 5% as of March 31, a new peak would be established and would commence a new drawdown period. The drawdown period would then begin anew and relate back to the most recent peak set at the March month end.

26.	Comment. The staff notes that in the related performance section of the prospectus, the word “professional” was added to the composite names. What does “professional” mean in that context? Please note that the staff may have additional comments depending on the response.

Response. According to the Funds’ investment sub-adviser, the word “professional” was added to the strategy names to distinguish the sub-adviser’s separately managed accounts, which are only made available to select advisors through various distribution channels, from the Funds.

27.	Comment. Please add “all” between “[e]ach composite consists of” and “fee paying accounts” in the first sentence of the second paragraph of the related performance section. If that is not accurate and any accounts are excluded from a composite, please explain what is excluded and whether the exclusions affect the performance of the composite.

Response. Registrant represents that the disclosure has been clarified to state that each composite includes all fee-paying accounts with the exception of (1) accounts that have not maintained an account investment minimum of $1,000 and, therefore, are unable to be fully invested in the strategy and (2) accounts with client mandated restrictions or investments (such as legacy positions or high cash holdings) that may cause a material deviation from the strategy. According to the Funds’ investment sub-adviser, the exclusion of these accounts does not materially affect the performance of the composites.

July 8, 2020

28.	Comment. With respect to the Cabana Target Drawdown 5 related performance, the staff does not fully understand the meaning of the disclosure regarding the change to the strategy. Given the change in the sensitivity of the strategy, please explain to the staff why such composite is deemed to have investment objective, policies, strategies, and risks substantially similar to those of the Cabana Target Drawdown 5 ETF. In your response, please discuss in detail how the strategy changed. Also, please confirm that the change was made only to the Cabana Target Drawdown 5 strategy and not to the others. Please note that the staff may have additional comments.

Response. According to the Funds’ investment sub-adviser, the Cabana Target Drawdown 5 composite prior to March 20, 2020 (the “5 Composite”) is deemed to have an investment objective, policies, strategies and risks substantially similar to those of the Cabana Target Drawdown 5 ETF (the “5 ETF”) because the sole difference between the 5 Composite and the 5 ETF was the frequency of the reallocation of portfolio assets. On March 20, 2020, the 5 Composite was adjusted to run on a “5 scene” version of the algorithm, which reallocates more frequently, rather than a “2 scene” version, which reallocates less frequently. This change was made in response to the extreme volatility experienced by the markets due to the COVID-19 pandemic and permits better risk management during times of market change. While the composite strategies running on the “5 scene” version of the algorithm met their investment objectives under such market stress, the 5 Composite strategy did not; therefore, the sub-adviser determined that the 5 Composite strategy could better meet its investment objective through this scene change. Notwithstanding the scene change, which was made only to the 5 Composite, the primary investment objective and overall strategy of the 5 Composite were not changed.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum